Exhibit 12.1

Ralph Lauren Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Year Ended
	June 29, 2013	March 30, 2013	March 31, 2012	April 2, 2011	April 3, 2010	March 28, 2009
	(millions)
Earnings before fixed charges:
Income before income taxes and income (loss) from equity investees	$267.0	$1,098.8	$1,024.4	$833.1	$694.9	$592.5
Plus: Fixed charges (below)	41.7	162.3	163.7	124.1	111.2	105.5
Less: Income attributable to noncontrolling interests	0.1	0.7	0.4	—	—	—

Earnings available to cover fixed charges	$308.6	$1,260.4	$1,187.7	$957.2	$806.1	$698.0

Fixed Charges:
Interest expense (none capitalized)	$4.2	$19.1	$21.5	$18.3	$22.2	$26.6
Interest portion of rent expense (1/3)	37.5	143.2	142.2	105.8	89.0	78.9

Total fixed charges	$41.7	$162.3	$163.7	$124.1	$111.2	$105.5

Ratio of earnings to fixed charges	7.4	7.8	7.3	7.7	7.2	6.6